Exhibit 99.1


INDEPENDENCE HOLDING COMPANY                         CONTACT: TERESA A. HERBERT
96 CUMMINGS POINT ROAD                                           (203) 358-8000
STAMFORD, CONNECTICUT 06902                         www.Independenceholding.com
NASDAQ-INHO


                                  NEWS RELEASE


     INDEPENDENCE HOLDING COMPANY ANNOUNCES FINAL RESULTS OF $9 MILLION CASH
                      TENDER OFFER FOR 1 MILLION SHARES OF
                           AMERICAN INDEPENDENCE CORP.

Stamford, Connecticut, April 29, 2003. Independence Holding Company ("IHC") (NASDAQ: INHO) today announced the final results of the cash tender offer by its indirect wholly-owned subsidiary, Madison Investors Corporation ("MIC"), for 1 million shares of the common stock of American Independence Corp. (NASDAQ: AMIC) for $9 per share. The cash tender offer and withdrawal rights expired at 5:00 P.M. (New York City time) on April 22, 2003.

Based on the final count by the Depositary, 3,752,838 shares of common stock were properly tendered and not withdrawn.

Based upon the final count, the proration factor will be 26.6465%. The Depositary will issue payment for the shares validly tendered and accepted for payment under the tender offer and return all other shares tendered or about April 30, 2003.

IHC is a holding company engaged principally in the life and health insurance business and the acquisition of blocks of policies through Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. Standard Security Life sells employer medical stop-loss, long-term and short-term disability, and group life and managed health care products. Madison National Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance.